CERTIFICATE OF QUALIFIED PERSON

I, Colin Webster, P. Eng., as an author of this report entitled “NI 43-101 Technical Report for the Island Gold Mine, Dubreuilville, Ontario, Canada” prepared for Alamos Gold Inc. and with an effective date of July 14, 2020, do hereby certify that:
1.I am an Environmental Engineer employed as Vice President, Sustainability & External Affairs for Alamos Gold Inc. located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
2.I received a Bachelor of Science in Mining Engineering from in Queen’s University (Ontario, Canada) in 1990 and a diploma in Environmental Technology from Fanshawe College (Ontario, Canada) in 1994.
3.I am a registered member of the Professional Engineers of Ontario (PEO licence no 90498825). I have worked as an Engineer for more than 23 years since my graduation. I have worked mainly in environmental management and sustainability within the mining and consulting industries for different companies with increasing levels of responsibilities.
4.I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101.
5.I have worked at Alamos Gold Inc. for the last four years.
6.I am the author of Section 20 of the NI 43‑101 report entitled “NI 43-101 Technical Report for the Island Gold Mine, Dubreuilville, Ontario, Canada” with an effective date of July 14, 2020.
7.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report.
8.I have been an employee of Alamos Gold Inc. since January 2016, as Vice President, Sustainability & External Affairs.
9.I have prepared this Technical Report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
10.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 31st day of August 2020
(Signed & Sealed) “Colin Webster”
(Original signed and sealed)
Colin Webster, P.Eng. (PEO no 90498825)